22 November 1999

Ref: 54/99

BHP SENIOR EXECUTIVE RETIREMENT JIM LEWIS

The Broken Hill Proprietary Company Limited (BHP) today announced Jim Lewis President Non-Ferrous and Industrial Materials has announced his intention to retire from the Company in July next year.

Mr Lewis joined BHP in 1972 and has held a wide range of senior business and corporate management positions throughout his career with the Company, including Executive General Manager Corporate Planning and Administration 1993 to 1996. He was appointed President Non-Ferrous and Industrial Materials earlier this year and previously held the position of Executive General Manager & Chief Executive Officer BHP Copper from 1997 to 1999.

BHP Managing Director and CEO Paul Anderson paid tribute to Mr Lewis' contribution to the Company and thanked him for his efforts throughout his long career with BHP. "Jim has made a significant contribution in a number of corporate roles, including strategic planning. His management expertise has also been put to good advantage in a number of operating businesses including Coal, Steel, Services and more recently Minerals," Mr Anderson said. "We are pleased that Jim has agreed to continue with the Company for several months and we wish him and his family well for the future."

FOR FURTHER INFORMATION CONTACT:

Media Relations: Mandy Frostick

Manager Media Relations

BHP Group - Melbourne

Tel: +61 3 9609 4157

Investor Relations: Dr Robert Porter

Vice President Investor Relations - Melbourne

Tel: +61 3 9609 3540

Pierre Hirsch

BHP Investor Relations San Francisco

Tel: (415) 774 2030